Exhibit 99.1

NOTICE TO THE MARKET

JBS S.A. (B3: JBSS3, OTCQX: JBSAY, “JBS”) hereby informs to its shareholders and the market, in accordance with Resolution of the Securities and Exchange Commission No. 44/21, that it received today a notice from Capital Research Global Investors (“CRGI”), informing that it has increased their stake in common shares issued by JBS.

CRGI managed 110,584,046 of the JBS’ common shares, corresponding to 4.99% of the total shares issued and informed that it started to manage a total of 111,572,477 of JBS’ common shares, which represent 5.03% of the total shares issued.

CRGI further declared that:

(i)	this is a minority investment that does not change the composition of control or the administrative structure of JBS;

(ii)	there is no quantity of JBS shares targeted by CRGI; and

(iii)	there are no other securities and derivative financial instruments referenced in such shares held, directly or indirectly, by CRGI or a person linked to it, nor any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by JBS in which CRGI or a person linked to it is a party.

The original version of the correspondence received from CRGI is filed at the JBS’ headquarter.

São Paulo, January 3, 2025.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer